UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                  Under the Securities and Exchange Act of 1934

                               INPRISE CORPORATION
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45766C102
                                    ---------
                                 (CUSIP Number)

                                  Robert Coates
                            5501 LBJ Freeway, Ste 815
                               Dallas, Texas 75240
                                  972-239-5065

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 27, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -----------------------------------------------------------------------
                   RESPECT TO SECURITIES OF THE ISSUER
                   -----------------------------------

         On August 27, 1999, C. Robert Coates, a director of Inprise Corporation, dismissed without prejudice the civil action he had filed in the Delaware Court of Chancery against Inprise Corporation and its other directors (Dale Fuller, William Hooper, David Heller, William F. Miller and Harry J. Saal) challenging the Company's Statement of Policies and Procedures for the Board of Directors. While Mr. Coates remains opposed to the Policies, he determined to dismiss the suit without prejudice for several reasons.

         First, Mr. Coates believes that, because of his lawsuit, Inprise recognized in its response to his recent request for information that, regardless of what the Policies say, Inprise directors have a right to all material information (including copies thereof) necessary for the discharge of their fiduciary duty to the Company and its stockholders. Inprise acknowledged that the Policies could not permit officers of the Company to determine what information directors are entitled to receive. Inprise also committed to provide (and has provided) to Mr. Coates at his office copies of materials that he had requested and invited Mr. Coates to request further information from Inprise officers without a formal written demand.

         Second, Mr. Coates concluded that continuing a general challenge to the Policies would result in extended litigation which the Company might claim diverted management's attention from the Company's business.

         Third, Mr. Coates can reinstitute a challenge to the Policies if the Company attempts to apply those Policies in a manner which restricts his ability to discharge his fiduciary duty as a director of Inprise.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 1999
------------------------------------
Date


Management Insights, Inc. by

/s/ Robert Coates
------------------------------------
Robert Coates, Chairman & CEO


/s/ Robert Coates
------------------------------------
Robert Coates